UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

January 16, 2009

To whom it may concern

Corporate Name	: Mizuho Financial Group, Inc.
Representative	: Terunobu Maeda, President & CEO
Head Office	: 5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo, Japan
Code Number	: 8411(TSE 1st Sec., OSE 1st Sec.)

Re:    Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors of the following entities within the Group:

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Terunobu Maeda	Chairman	President & CEO (Representative Director)
Mr. Takashi Tsukamoto	President & CEO (Representative Director)	Deputy President (Representative Director)

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Seiji Sugiyama	Chairman	President & CEO (Representative Director)
Mr. Satoru Nishibori	President & CEO (Representative Director)	Deputy President (Representative Director)

[Mizuho Corporate Bank, Ltd. (MHCB)]

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Hiroshi Saito	Chairman	President & CEO (Representative Director)
Mr.Yasuhiro Sato	President & CEO (Representative Director)	Deputy President (Representative Director)

[MHFG]
Name	New Position (to become effective in late June 2009)	Current Position
Mr. Satoru Nishibori	Director	(Mentioned above)
and
President & CEO
(Representative Director)
of Mizuho Bank, Ltd.

Mr. Yasuhiro Sato	Director	(Mentioned above)
and
President & CEO
(Representative Director)
of Mizuho Corporate Bank, Ltd.

Mr. Hiroshi Saito	Retired	Director

Mr. Seiji Sugiyama	Retired	Director

The appointment of Messrs.Satoru Nishibori and Yasuhiro Sato as directors is subject to approval at the regular general meeting of shareholders of MHFG to be held in late June 2009.

[Business Experience of new President & CEO of each entity]

[ MHFG ]
Name	Takashi Tsukamoto
Date of Birth	Aug. 2, 1950
Education	Mar. 1974	Graduated from Faculty of Law, Kyoto University
Business Experience	Apr. 1974	Joined The Dai-ichi Kangyo Bank, Limited
Executive Officer, General Manager of Human Resources Division of Mizuho Corporate Bank, Ltd.
Managing Executive Officer, Head of Risk Management Group and Head of Human Resources Group of Mizuho Financial Group, Inc.
Managing Executive Officer, Head of Europe, Middle East and Africa of Mizuho Corporate Bank, Ltd.
Managing Director, Chief Strategy Officer and Chief Financial Officer
Deputy President (Representative Director)
Deputy President (Representative Director), Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc. (current)

[ MHBK ]
Name	Satoru Nishibori
Date of Birth	Mar. 2, 1953
Education	Mar. 1975	Graduated from Faculty of Law, Kyoto University
Business Experience	Apr. 1975	Joined The Fuji Bank, Limited
Executive Officer, General Manager of Financial Planning Division of Mizuho Corporate Bank, Ltd.
Executive Officer, Senior Corporate Officer of Financial Control and Accounting Group
Managing Director, Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.
Deputy President (Representative Director), Compliance Group and Branch Banking Division of Mizuho Bank, Ltd. (current)

[ MHCB ]
Name	Yasuhiro Sato
Date of Birth	Apr. 15, 1952
Education	Mar. 1976	Graduated from Faculty of Economics, the University of Tokyo
Business Experience	Apr. 1976	Joined The Industrial Bank of Japan, Limited
Executive Officer, Senior Corporate Officer of International Banking Unit of Mizuho Corporate Bank, Ltd.
Managing Executive Officer
Managing Director, Head of Corporate Banking Unit
Deputy President (Representative Director), Chief Auditor(current)